FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces

2019 - 2023 Investment Plan

Mexico City, June 27th 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (“ASUR” or the “Company”), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that it has received approval from the Mexican Department of Communications and Transportation for the Master Development Programs for each of its Mexican concessions for the years 2019 through 2033, including approval for the maximum tariffs per workload unit applicable for the years 2019 through 2023 and the corresponding efficiency factor. One workload unit is equivalent to one passenger or 100 kilograms of cargo.

Master Development Programs - Investment Program
Figures expressed in millions of pesos as of December 31, 2016
	Committed Investments	Indicative Investments [1]	Indicative Investments [1]
Airport	2019-2023	2024-2028	2029-2033
Cancún	5,888.2	5,313.4	4,055.6
Cozumel	275.9	301.8	177.7
Huatulco	554.1	310.8	196.9
Mérida	1,987.0	713.9	310.1
Minatitlán	142.4	165.8	68.5
Oaxaca	767.5	233.2	163.9
Tapachula	149.4	108.8	121.2
Veracruz	496.3	372.4	297.9
Villahermosa	635.2	346.4	288.5

1 Indicative Investments (non-binding at this time)

Committed Investments 2019-2023
Figures expressed in millions of pesos as of December 31, 2016
Airport	2019	2020	2021	2022	2023
Cancún	995.0	2,251.5	1,279.1	971.1	391.4
Cozumel	29.5	140.4	64.7	22.6	18.7
Huatulco	168.2	156.4	97.7	61.7	70.1
Mérida	341.6	750.2	544.9	266.2	84.1
Minatitlán	29.9	49.9	41.3	14.5	6.7
Oaxaca	72.0	412.2	202.2	59.6	21.6
Tapachula	11.1	43.5	29.2	38.2	27.4
Veracruz	83.9	219.0	92.2	58.6	42.6
Villahermosa	95.4	269.9	184.1	34.3	51.5

ASUR Page 1 of 2

Maximum Tariffs per Workload Unit
Figures expressed in millions of pesos as of December 31, 2016
Airport	Maximum Tariff [2]
Cancún	$166.24
Cozumel	$245.59
Huatulco	$177.17
Mérida	$182.16
Minatitlán	$228.17
Oaxaca	$167.90
Tapachula	$231.56
Veracruz	$189.68
Villahermosa	$190.16

2 Maximum tariffs applicable in year 2019, not including efficiency factor of 0.70%.

The concession agreements for each airport provide that the maximum tariff for such airport must be reduced on an annual basis to account for projected improvements in efficiency. For the five-year period ending December 31st, 2023, the maximum tariffs applicable to ASUR’s airports will be reduced by an annual efficiency factor of 0.70% in real terms.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico—including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America—and six airports in northern Colombia—including Medellin international airport (Rionegro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and is currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

- END -

 ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: June 27, 2018